

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

Via E- mail
Michael A. George
President and Chief Executive Officer
QVC, Inc.
1200 Wilson Drive
West Chester, Pennsylvania 19380

      **Re:    QVC, Inc.**
               **Amendment No. 1 to Registration Statement on Form S-4**
               **Filed December 7, 2012**
               **File No. 333-184501**

Dear Mr. George:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note recent press releases announcing your acquisition of Oodle. To the extent material, please revise your filing to discuss this acquisition. Please see Item 101 of Regulation S-K.

Risk Factors, page 17

There could be circumstances in which certain guarantees are released automatically, without your consent or the consent of the trustee, page 38

2. We note your response to comment 14 in our letter dated November 16, 2012. It appears that the last sentence of this risk factor describes a subsidiary guarantor release that may be broader than the Indenture subsidiary guarantor release provisions you describe in

your response.  Please explain how such a release would occur or otherwise clarify your risk factor disclosure.

Business, page 54

Competition, page 61

3.  We note your response to comment 19 in our letter dated November 16, 2012 and the related revisions in your filing that "HSN [is] (an entity in which Liberty maintained a 36% ownership interest as of September 30, 2012)."  Please include this statement in the Liberty Relationship section of your prospectus summary as well as your statement that HSN is one of "[y]our closest two competitors."

Management's discussion and analysis of financial condition and results of operations, page F-39

Consolidated statements of cash flows, page F-59

4.  We have reviewed your response to comment 35 in our letter dated November 16, 2012. Please revise your fiscal 2010 cash flow discussion on page F-47 to clearly disclose that recovery of the $501 million noninterest bearing cash deposit maintained with GE Capital Retail Bank was recorded within operating cash flows.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, if you have questions regarding comments on the financial statements and related matters.  Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, Catherine Brown, Staff Attorney, at (202) 551-3513, or me, at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc:     Jeffrey R. Kesselman